OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

ANCHOR FUNDING SERVICES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

032904 10 4
(CUSIP Number)
Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [  ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 032904 10 4	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marc Malaga
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,229,587***
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,179,835***
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,179,835****
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14..5% - Common * (10.3% voting capital stock)**
14	TYPE OF REPORTING PERSON* IN

*
Based upon 14,092,695 common shares outstanding as of December 7, 2009 after giving effect to the possible conversion of preferred stock into 315,805 common shares and warrants exercisable into 666,672 common shares.

**
Based upon 21,643,744 common shares outstanding for voting purposes which includes 14,092,695 outstanding common shares, 1,189,484 preferred shares outstanding with the voting rights of 5.7877 shares or a total of 6,884,377 voting shares and Mr. Malaga’s warrants to purchase 666,672 common shares.

***
Mr. Malaga owns (i) 63,161 preferred shares (exclusive of accrued and undeclared dividends) convertible into 315,805 common shares but with the voting rights of 365,557 shares plus (ii) 1,197,358 common shares plus warrants to purchase 666,672 common shares.

****	Based upon economic ownership and not voting rights.

SCHEDULE 13D
CUSIP No. 032904 10 4	Page 3 of 4 Pages

Item 1.  Security and Issuer

This statement relates to the Common Stock of Anchor Funding Services, Inc. (the “Issuer”).  The Issuer’s executive office is located at 10801 Johnston Road, Suite 210, Charlotte, NC 28226.

Item 2.  Identity and Background

(a)	Marc Malaga

(b)           6434 Via Rosa, Boca Raton, FL 33433

(c)	Consultant.

(d)           Not applicable.

(e)	Not applicable.

(f)	USA

Item 3.  Source and Amount of Funds or Other Consideration

Personal Funds. See Item 5(c).

Item 4.  Purpose of Transactions

(a)	- (j) Not applicable.

The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in item 4 of Schedule 13D. The Reporting Person may at any time review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

SCHEDULE 13D
CUSIP No. 032904 10 4	Page 4 of 4 Pages

Item 5.  Interest in Securities of the Issuer

(a) - (b)  As of December 8, 2009, the Issuer has outstanding 14,092,695 shares of Common Stock and 1,189,484 shares of Series 1 Preferred Stock with the voting rights of 6,884,377 common shares. Of the foregoing shares of Common Stock (including 315,805 common shares issuable upon exercise of 63,161 preferred shares), the reporting person beneficially owns 2,179,835 shares of Common Stock as of December 8, 2009, representing 14.5% of the outstanding Common Stock, and 10.3% of the voting capital stock. The reporting person has the sole power to dispose and vote of 1,864,030 shares of Common Stock and 63,161 preferred shares convertible into 315,805 common shares owned by him.  The Reporting Person has the sole power to vote 1,864,030 shares of common stock and 63,161 preferred shares with the voting rights of 365,557 common shares. The foregoing information is exclusive of accrued and undeclared dividends on Mr. Malaga’s preferred share ownership which has an annual dividend through December 31, 2009 of 8% payable in cash or in additional shares of preferred stock, based upon an assumed value of $5.00 per share of preferred stock.

(c)  Since March 2009, Mr. Malaga has purchased 1,197,358 shares of the Company’s Common Stock at prices ranging from $.30 to $1.25 per share. In May 2009, the reporting person entered into agreements to acquire an aggregate of 63,161 share of Preferred Stock in four private transactions at approximately $4.54 per Preferred Share (equal to approximately $.91 per Common Share). This transaction closed on July 8, 2009. On December 7, 2009, Mr. Malaga purchased from the Issuer, 166,668 common shares and 666,672 ten year warrants, exercisable at $1.00 per share at a cost of $166,668.

(d) - (e)  Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not Applicable.

Item 7.  Materials to be filed as Exhibits

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2009	By:	/s/ Marc Malaga
Marc Malaga